SEANERGY MARITIME CORP.
c/o Vgenopoulos and Partners Law Firm
15 Filikis Eterias Square
Athens, 106 73, Greece

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 26, 2008

TO THE SHAREHOLDERS OF SEANERGY MARITIME CORP.:

NOTICE IS HEREBY GIVEN that the board of directors of Seanergy Maritime Corp., a Marshall Islands corporation (“Seanergy”), has decided to reschedule the special meeting of shareholders, including any adjournment or postponement thereof, of Seanergy, originally to be held on August 14, 2008, to 10:00 a.m. Eastern Standard Time, on August 26, 2008, at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, New York, 10154. The special meeting is being held for the following purposes:

•	The vessel acquisition proposal — to approve the proposed acquisition by Seanergy Maritime Holdings Corp. (f/k/a Seanergy Merger Corp.), a wholly owned subsidiary of Seanergy (“Seanergy Buyer”), of six dry bulk carriers, including a newly built vessel and one vessel currently under construction (the “vessel acquisition”), for an aggregate purchase price of (i) $367,030,750 in cash, (ii) $28,250,000 in the form of a convertible promissory note, and (iii) 4,308,075 shares of common stock of Seanergy Buyer, subject to Seanergy Buyer meeting certain predetermined earnings thresholds, pursuant to the terms and conditions of a Master Agreement by and among Seanergy, Seanergy Buyer, the several sellers parties thereto (the “Sellers”), and the several investors parties thereto (the “Investors”), and six separate memoranda of agreement, which we collectively refer to as the “MOAs,” between Seanergy Buyer’s vessel-owning subsidiaries and each Seller, each dated as of May 20, 2008 (the “vessel acquisition proposal” or “Proposal 1”);

•	The dissolution and liquidation proposal — to approve the proposed plan of dissolution and liquidation (the “plan of dissolution and liquidation”) of Seanergy. We refer to this as the “dissolution and liquidation.” In connection with the dissolution and liquidation, we will (i) adopt the plan of dissolution and liquidation; (ii) pay or adequately provide for the payment of our liabilities; (iii) file Articles of Dissolution with the Registrar of Corporations of the Marshall Islands in accordance with Marshall Islands Law; and (iv) distribute to each holder of shares of common stock of Seanergy one share of common stock of Seanergy Buyer for each share of Seanergy common stock owned by such shareholders. All outstanding warrants of Seanergy concurrently will become obligations of Seanergy Buyer and become exerciseable to purchase Seanergy Buyer common stock. We expect to file the Articles of Dissolution with the Registrar of Corporations of the Marshall Islands, and accordingly, distribute to our shareholders shares of common stock of Seanergy Buyer at such time as a registration statement filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), or an Information Statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Seanergy Buyer is declared effective, (the “dissolution and liquidation proposal” or “Proposal 2”);

•	To adjourn or postpone the special meeting in the event that Seanergy has not received the requisite shareholder vote to approve the vessel acquisition or dissolution and liquidation proposals; and

•	To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

The board of directors of Seanergy has fixed the close of business on July 25, 2008, as the record date for the determination of shareholders entitled to receive notice of and to vote at the special meeting and any adjournments or postponements thereof. Only the holders of record of Seanergy common stock on that date are entitled to have their votes counted at the special meeting and any adjournments or postponements thereof.

Seanergy will not transact any other business at the special meeting, except for business properly brought before the special meeting, or any adjournment or postponement thereof, by Seanergy’s board of directors.

Your vote is important regardless of the number of shares you own. Please sign, date and return your proxy card included with the proxy statement mailed to shareholders on or about July 31, 2008, as soon as possible to make sure that your shares are represented at the special meeting.

The board of directors of Seanergy recommends that you vote (i) “FOR” the vessel acquisition proposal, and (ii) “FOR” the dissolution and liquidation proposal.

If you wish to attend the special meeting in person, please so indicate where requested on the proxy card included with the proxy statement mailed to shareholders on or about July 31, 2008. In addition, please write your name, where indicated, on the attached admission ticket and bring it with you to the special meeting. Due to space limitations, we request that only one guest accompany you to the special meeting.

By Order of the Board of Directors,

Dale Ploughman
Director and Chief Executive Officer of Seanergy
Maritime Corp.

August 11, 2008